FORM 8-A

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                       FOR REGISTRATION OF CERTAIN CLASSES OF
                                     SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



                           PROVIDENCE ENERGY CORPORATION
               (Exact name of registrant as specified in its charter)


          Rhode Island                              05-0389170
          (State of incorporation                                  (I.R.S.
         Employer
              or organization)
         Identification No.)



         100 Weybosset Street
         Providence, Rhode Island
         02903
         (Address of principal executive offices)
         (Zip Code)


         Securities to be registered pursuant to Section 12(b) of the
         Act:


                  Title of each class                    Name of each
         exchange on which
                  to be so registered                    each class is
         to be registered

                     Common Stock,                        New York Stock
         Exchange
               $1.00 par value per share

                 Common Stock              New York Stock Exchange
               Purchase Rights with
               respect to Common Stock,
               $1.00 par value per share

         Securities to be registered pursuant to Section 12(g) of the
         Act:

                                        None

                                (Title of Class)



         Item 1.  Description of Registrant's Securities to be
          Registered

                 The outstanding Common Stock of the Registrant is fully paid and non-assessable. The following summary description of certain provisions of the Registrant's articles of incorporation does not purport to be complete and is qualified in its entirety by reference to said provisions.

                 The Registrant's articles of incorporation authorize 20,000,000 shares of Common Stock, par value $1.00 per share, and 1,000,000 shares of Preferred Stock, par value $10.00 per share. The Board of Directors is authorized to issue shares of the Registrant's Common Stock and Preferred Stock from time to time without shareholder approval. To date, no shares of Preferred Stock have been issued.
         The Preferred Stock may be issued from time to time in one (1) or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors of the Registrant. The Board of Directors of the Registrant could issue the Preferred Stock with voting and/or conversion rights. Such an issuance could dilute the voting power of the holders of Common Stock.

         Dividend Rights

                 Subject to the preferential rights of the Registrant's Preferred Stock, dividends may be declared on the Common Stock out of the funds legally available therefor. The Registrant is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of the Registrant and its shareholders to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of the Registrant in its capacity as a creditor of any subsidiary may be recognized.

                 The major source of the Registrant's earnings is dividends paid by its wholly owned subsidiary, The Providence Gas Company ("ProvGas"). ProvGas's indenture relating to long-term debt contains restrictions as to the declaration or payment of cash dividends on its capital stock. The most restrictive of such provisions provides that the Registrant will pay no dividends if the sum of all dividends and other distributions and all purchases of its capital stock (subject to certain credits) after September 30, 1991 and any losses incurred after that date and chargeable to earned surplus exceeds the Registrant's net income and additions to capital after that date plus $6.5 million. The amount available for dividends at September 30, 1996 was approximately $18 million.

         Voting Rights

                 Each holder of the Common Stock is entitled to one (1) vote for each share held of record on the books of the Registrant. Shareholders do not have cumulative rights with respect to the election of directors.

         Liquidation and Preemptive Rights

                 In the event of the liquidation, dissolution or winding-up of the Registrant, whether voluntary or involuntary, the holders of the Common Stock will be entitled (after all debts of the Registrant have been paid and all rights of holders of Preferred Stock satisfied if any such Preferred Stock should be issued) to share ratably in all assets of the Registrant available for distribution to holders of Common Stock.

                 The holders of the Common Stock have no preemptive rights.

         Provisions Relating to Change in Control

                 Certain provisions of the Registrant's articles of incorporation and bylaws as they presently exist may be viewed as having the effect of discouraging any attempted acquisition of control of the Registrant by a third party other than by negotiations with management.

                 The most material provisions of the Registrant's articles of incorporation and bylaws referred to above are as follows:

                 Shareholders' Rights Provisions. On August 17, 1988, the Registrant distributed as a dividend to its shareholders one (1) Common Stock purchase right (a "Right") for every share of Common Stock of the Registrant outstanding on that day and, pursuant to a Common Stock Rights Agreement dated August 3, 1988, as amended, between Registrant and Mellon Bank, N.A. (as successor to State Street Bank and Trust Company), as successor Rights Agent, one (1) Right will be issued for each share of Common Stock issued between August 17, 1988 and the Distribution Date (as defined below). Each Right entitles the holder to purchase from the Registrant one (1) share of Common Stock at a price of $110, subject to adjustment for stock dividends, stock splits, recapitalizations and similar events.

                 Initially, the Rights attach to all shares of outstanding Common Stock, and no separate Rights certificates will be issued. The Rights will separate from the Common Stock upon the earlier to occur of (i) the tenth business day following a public announcement that a person (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the Registrant's outstanding Common Stock (the "Stock Acquisition Date"), or (ii) the tenth business day following the commencement or announcement of an intention to make a tender offer or exchange offer which would result in any person owning thirty percent (30%) or more of the outstanding Common Stock of the Registrant (the earlier of such dates being called the "Distribution Date").

                 If at any time following the Stock Acquisition Date the Registrant is acquired in a merger or other business combination where the Registrant is not the surviving corporation, or fifty percent (50%) or more of its assets or earning power is sold, each Right will become exercisable, at the then current exercise price, for that number of shares of Common Stock of the acquiring company which at the time of the transaction has a market value of two (2) times the exercise price.

                 In addition, if at any time following the Distribution Date
         (i) the Registrant is the surviving corporation in a merger with an Acquiring Person, and the Registrant's Common Stock is not changed or exchanged, or (ii) an Acquiring Person engages in any of several self-dealing transactions specified in the Rights Agreement, or (iii) during such time as there is an Acquiring Person, the Acquiring Person's proportionate ownership interest in the Registrant is increased by more than one percent (1%) or there is a reduction in the annual rate of dividends paid on the Common Stock (except as approved by a majority of the directors who are not affiliated with the Acquiring Person and who were members of the Board of Directors on August 3, 1988 or were recommended for election by a majority of such directors in office at the time of nomination), then each Right will become exercisable for that number of shares of Common Stock of the Registrant having a market value of two (2) times the exercise price of the Right.

                 The Rights are redeemable by the Registrant for $.01 each and expire August 17, 1998.

                 Increased Shareholder Vote. Under Article Fifth of the articles of incorporation, the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the Registrant's outstanding voting stock is required for approval of certain corporate transactions, including mergers, consolidations, sale, leases and exchanges or other dispositions of all or substantially all of the assets of the Registrant, as well as any amendment to the articles of incorporation, unless the proposed transaction or amendment is approved by at least two-thirds (2/3) of the whole Board of Directors, in which case only such vote as is specified by applicable law is required.

                 Under Article Fifth, the requirement of the sixty-six and two thirds percent (66 2/3%) vote on the part of the shareholders is invoked with respect to any transaction of the kind specified, whether or not the transaction is the result of an acquisition or attempted acquisition of control of the Registrant. Any third party wishing to acquire control of the Registrant through the acquisition of a significant portion of its outstanding voting stock followed by a merger, consolidation or similar transaction may perceive the likelihood of the invocation of the sixty-six and two-thirds percent (66 2/3%) voting requirement as an impediment to its plans for achieving control of the Registrant.

                 In addition to the increased shareholder vote required by Article Fifth, Article Eleventh provides for the approval by the holders of at least eighty percent (80%) of the outstanding shares entitled to vote, of any "Business Combination" between the Registrant (or a subsidiary) and an Interested Shareholder, unless either the Business Combination complies with certain specified conditions or the transaction is approved by two-thirds (2/3) of the "Continuing Directors" of the Corporation.

                 A Business Combination is defined generally as any merger or consolidation of the Registrant or any subsidiary with any "Interested Shareholder" or with any affiliate of an Interested Shareholder, any sale, lease or other disposition of any assets or securities of the Registrant or any subsidiary to any Interested Shareholder or affiliate, the adoption of a plan of liquidation or dissolution of the Registrant proposed by an Interested Shareholder or an affiliate, or any recapitalization of the Registrant which results in the increase of the proportionate share of any class or series of capital stock beneficially owned by an Interested Shareholder or affiliate.

                 An Interested Shareholder is defined generally to include any beneficial owner of five percent (5%) or more of the Registrant's outstanding voting stock.

                 A Continuing Director is defined generally as a director who was a member of the Board of Directors of the Registrant immediately prior to the time that the Interested Shareholder involved in the Business Combination became an Interested Shareholder, or a director who was designated a Continuing Director by a majority of the then remaining Continuing Directors.

                 The conditions to be complied with include the condition that the aggregate consideration per share to be received in the transaction for each class of the Registrant's capital stock meet certain fair price standards established by Article Eleventh. In addition, the consideration to be received by the holders of a particular class of capital stock would be required to be either in the form of cash or in the form paid by the Interested Shareholder in connection with the acquisition by the Interested Shareholder of the largest number of shares of such class.

                 Article Eleventh also includes as an additional condition to the avoidance of the eighty percent (80%) shareholder vote otherwise required (in the absence of approval by two-thirds (2/3) of the Continuing Directors) for approval of a Business Combination between the Registrant or any of its subsidiaries and an Interested Shareholder, the requirement that a proxy or information statement complying with the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission thereunder be sent to shareholders by or on behalf of the Interested Shareholder in connection with such Business Combination.

                 Classified Board of Directors; Related Bylaw Provisions. Under Article Sixth of the articles of incorporation, the Board of Directors is divided into three (3) classes, each of which is elected in successive years for three (3) year terms. Accordingly, a person acquiring or controlling a majority of the Registrant's voting stock generally would require two (2) annual meetings to replace a majority of the directors, making it more difficult for any person desiring to acquire control of the Registrant to take immediate control of the Board of Directors. It should be noted that neither the articles of incorporation nor the bylaws provide for cumulative voting in the election of directors. In addition, under the Registrant's bylaws a director may be removed from office without cause only by vote of the holders of a majority of the outstanding capital stock of the Registrant entitled to vote on the election of directors, and then only if such removal shall have been recommended by a majority of the Board of Directors then holding office.

                 The bylaws of the Registrant may be altered, amended or repealed, or new bylaws may be adopted, by the vote of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the outstanding shares entitled to vote, unless the proposed alteration, amendment, repeal or new bylaws shall have been approved by not less than two-thirds (2/3) of the members of the Board of Directors, whereupon the vote otherwise required is the vote of the holders of a majority of the shares entitled to vote.

                 The foregoing provisions of the articles of incorporation with respect to the classification of the Board of Directors, and of the bylaws with respect to the removal of directors without cause and the amendment of the bylaws, may be perceived in the aggregate as sufficiently strong deterrents to the attainment of immediate control of the Board of Directors as to discourage a third party from attempting to acquire control of the Registrant other than by negotiations with the Board of Directors and management.

         Item 2.  Exhibits

                  The securities described herein are to be registered on the New York Stock Exchange, on which no other securities of the Registrant are registered. Accordingly, pursuant to Part II to the Instructions as to Exhibits on Form 8-A, the following exhibits are not filed with, or incorporated by reference in, copies of this Registration Statement on Form

         8-A filed with the
         Commission, but are filed as part of this Registration Statement on Form 8-A filed with the New York Stock Exchange:

              1.1     Annual  Report of the  Registrant on Form 10-K
                   for the year ended September 30, 1995 (incorporated in Exhibit 6.1 hereto).

              2.1     Quarterly Report of the Registrant on Form 10-Q
                   for the quarter ended January 31, 1996.

              2.2     Quarterly Report of the Registrant on Form 10-Q
                   for the quarter ended March 31, 1996.

              2.3     Quarterly Report of the Registrant on Form 10-Q
                   for the quarter ended June 30, 1996.

              3.1     Proxy Statement of the Registrant,  dated
                   December 20, 1995 for the Annual Meeting of
                   Shareholders held January 18, 1996.

              4.1     Articles of Incorporation of the Registrant, as
                   amended.

              4.2     Bylaws of the Registrant, as amended.

              4.3     Rights Agreement dated as of August 3, 1988, as
                   amended.

              5.1     Specimen certificate evidencing Common Stock.

              6.1     1995 Annual Report of the Registrant submitted to
                   the Shareholders of the Registrant.



                                     SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PROVIDENCE ENERGY CORPORATION
                                          (Registrant)



                                          By:__ s/ Gary S. Gillheeney _________
                                                GARY S. GILLHEENEY
                                                Senior Vice President, Treasurer
                                                and CFO


         Dated:  November 27, 1996